Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The following discussion and analysis should be read together with our unaudited consolidated financial statements and the related notes as June 30, 2017, which appear elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

The discussion and analysis in this section contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current views with respect to future events and financial results. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) inability to realize benefits from acquisitions, (ii) our inability to manage our growth profitably, (iii) intense competition in our industry, (iv) acquisition of businesses disrupting our business and harming our financial condition and operations, (v) the need to obtain additional financing , (vi) our ability to respond promptly and effectively to market changes, (vii) our ability to obtain and maintain contracts with governments, (viii) our dependence on third-party representatives to generate revenues and supply components, (ix) unfavorable global economic conditions, (x) developments affecting international operations and foreign markets, (xi) breaches of network or information technology security, (xii) intellectual property litigation, and (xiii) such other factors discussed throughout Item 3. D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2016. . Any forward-looking statement made by us in this section is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

1

Overview

we are a global provider of traditional and digital identity solutions, advanced IoT/M2M solutions, cyber security devices and solutions, secure payment solutions and connectivity products and solutions to governments and private and public organizations throughout the world.

We are comprised of five main divisions: e-Gov, IoT/M2M, Cyber Security, SFS and Connectivity.

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance, border control services, Land and GIS management, we have helped governments and national agencies design and issue secured Multi-ID, secured documents and robust digital identity solutions to their citizens and visitors.

We have focused on expanding our activities in the traditional ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

On December 26, 2013 we acquired the SmartID division of OTI, including all contracts, software, other related technologies and IP assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

IoT/M2M

Our M2M solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven RFID and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.   Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services. Our M2M division has primarily focused on growing three markets: (i) public safety; (ii) healthcare and homecare; and (iii) transportation.

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed products and solutions including the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components,

On January 1, 2016 we acquired LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

2

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-Gov, M2M and SFS divisions. In 2015, we acquired Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

Both acquisitions significantly expanded the breadth of our cyber security capabilities globally, while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and cyber security platforms and technologies. We have also developed and introduced our Mobile Security platform, the SafeMobile, which we believe expands our cyber security offering to governments, public sectors, enterprises and mobile users.

Secure Financial Solutions (SFS)

During 2014, we identified the secure financial services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-ID division. Since 2014, we have developed and introduced our secure financial services suite of products, the SuperPay TM.

3

Our SFS division offers a product called SuperPay, which includes a full suite of solutions ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device and allows merchants to use any smartphone, tablet or existing POS to receive secure mobile payments.

On April 18, 2016 we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform.

Connectivity

In 2016, as part of our strategy to enhance and broaden our products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul

Recent Acquisitions of Business

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $3 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

On March 13, 2016, we acquired Safend Ltd, an Israeli based company. In consideration for this acquisition, we agreed to provide up to $1.5 million in working capital to Safend to support its activity and growth through a structured debt and equity vehicle. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. Founded in 2003 and headquartered in Tel Aviv, Israel, Safend has over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe. As of June 30, 2017, we have provided $0.7 million in working capital to Safend.

4

On April 18, 2016, we acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform,

On May 18, 2016, we acquired Alvarion Technologies Ltd. (“Alvarion”). In consideration for this acquisition, we will pay up to $1 million in cash and an additional earn-out of up to $1 million during the next two years following the acquisition, mainly based on sales from the Alvarion division. Alvarion designs solutions for Carrier Wi-Fi, Enterprise Connectivity, Smart City, Smart Hospitality, Connected Campuses and Connected Events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, Local Governments and Hospitality sectors worldwide deploy Alvarion’s intelligent Wi-Fi networks to enhance productivity and performance. In the past few years, Alvarion went through a transition from being a market leader of Wi- Max and backhaul services to being one of the most influential players in the Wi-Fi based solution. As of June 30, 2017, we have paid $0.12 million in earn-out payments.

General

Our consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in U.S. dollars. In addition, substantial portions of our costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the U.S. dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

5

Results of Operations

Revenues

Our revenues for the six months ended June 30, 2017, increased by $4.9 million or 45.0%, to $15.8 million compared to $10.9 million for the six months period ended June 30, 2016. The increase in our revenues in the first half of 2017 was attributable mainly to an increase in revenue from our e-Gov, Cyber Security and M2M/Connectivity Divisions.

Cost of Sales

Our cost of sales increased in the first six months of 2017 to $9.4 million from $8.7 million in the first six months of 2016, an increase of 8.0%. This increase was primarily due to (i) An increase in cost of sales related to $4.9 million increase in revenue(ii) offset by a mix of revenue characterized with higher gross margin.

Gross Profit

Our gross profit margin increased from 20.2% in the first half of 2016 to 40.9% in the first half of 2017. This increase in the first half of year 2017 in gross profit margins is due to the greater proportion of recurring revenue characterized with higher margins, coupled with lower revenue from completed contract characterized with lower margins.

Expenses

Excluding the gain from a bargain purchase of $5.0 million in the first half of 2016, our operating expenses decreased in the first six months of 2017 to $8.8 million, or by 12.0%, from $10.0 million in the first six months of 2016. This decrease in operating expenses in the first half of 2017 was primarily due to (i) an increase of $1 million in research and development expenses (ii) a decrease of $0.3 million in sales and marketing expenses (ii) a decrease of $0.2 million in general and administration expenses (iii) and an increase in other income of $1.6 million derived mainly from one time income.

Financial Expenses, net

We had financial expenses of $0.4 million in the first half of 2017 compared to financial expenses of $0.1 million in the first half of 2016. Our Financial expenses consist primarily of guaranties cost related to new contracts received, bank fees and exchange rate expenses.

Income Tax Benefit

We recorded an income tax benefit in the amount of $0.1 million during the first half of year 2017, compared to an income tax benefit in the amount of $1.5 million during the first half of year 2016. The tax benefit recorded in 2016 is attributed to a deferred tax asset arising from net losses carried forward.

Net Loss

As a result of the changes in our gross margin, operational expenses and the income tax benefit that we recorded in the first half of 2017, as described above, our net loss in first half of 2017 was $2.7 million compared to a net loss of $1.4 million in the first half of 2016.

6

Liquidity and Capital Resources

As of June 30, 2017, we had approximately $0.9 million in cash and cash equivalents, and our working capital was approximately $ 9.6 million compared to approximately $1.7 million in cash and cash equivalents and working capital of $10.2 million as of December 31, 2016.

The decrease of $0.8 million in our cash and cash equivalents for the six months ended June 30, 2017 is primarily attributed to net cash used in operating activities.

Net cash provided by investing activities during the first six months of 2017 was approximately $0.0 million mainly due to $0.7 million used for capitalization of software development costs offset by a decrease of $0.8 million in our restricted bank deposits,

Net cash used in financing activities during the first six months of 2017 is not material.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID Division from OTI. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

7